M.J. Whitman LLC

(A wholly owned subsidiary of Third Avenue Holdings Delaware LLC)

Consolidated Statement of Financial Condition
December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065500

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/17   AND ENDING   12/31/17

                                      MM/DD/NY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.J. Whitman LLC
    Filed as Confidential Information
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

622 Third Avenue, 32nd Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Michael Buono   (212) 906-1187
                                                         (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name - *if individual, state last first, middle name*)

6 East 45th Street, 10th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Buono, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of M.J. Whitman LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Beth Connor 3/1/18

BETH CONNOR
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CO4739550
Qualified in Bronx County
Commission Expires March 5, 2022

Notary Public

Michael A. Buono
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.J. Whitman LLC
(A wholly owned subsidiary of Third Avenue Holdings Delaware LLC

Index
December 31, 2017

	Page(s)
Report of Independent Registered Public Accounting Firm..1	
Consolidated Financial Statement	
Statement of Financial Condition...2	
Notes to Statement of Financial Condition .... …3-5	



Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of M.J. Whitman LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of M.J. Whitman LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of M.J. Whitman LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of M.J. Whitman LLC's management. Our responsibility is to express an opinion on M.J. Whitman LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M.J. Whitman LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Adeptus Partners, LLC

We have served as M.J. Whitman LLC's auditor since 2016.

New York, New York
February 27, 2018

Offices:
Maryland
New York City
Long Island
New Jersey

M.J. Whitman LLC
(A wholly owned subsidiary of Third Avenue Holdings Delaware LLC)

Consolidated Statement of Financial Condition
December 31, 2017

Assets

Cash	$	357,089
Security deposit with clearing broker		250,000
Receivable from clearing broker		1,949
Prepaid expenses		27,845
Total assets	$	636,883

Liabilities and Member's Capital

Accrued expenses	$	32,209
Taxes payable to Parent		26,344
Payable to affiliates		511
Total liabilities		59,064
Commitments and contingencies (Note 5)		
Member's capital		577,819
Total liabilities and member's capital	$	636,883

The accompanying notes are an integral part of this financial statement.

1. **Organization and Description of Business**

    M.J. Whitman LLC ("MJW" or the "Company") is a wholly owned subsidiary of Third Avenue Holdings Delaware LLC (the "Parent"). MJW, a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"), was organized as a Limited Liability Company under the laws of the State of Delaware on May 15, 2002 to assume the business of M.J. Whitman, Inc., a New York Corporation. Affiliated Managers Group, Inc. holds an indirect majority equity interest in the Parent. The Parent also owns Third Avenue Management LLC ("TAM"), an investment advisor to the Third Avenue Trust and Third Avenue Variable Series Trust, separately managed accounts, and other investment products.

    The Company provides brokerage services to institutional and retail clients. The Company has a clearing agreement with National Financial Services, LLC ("NFS"). All of MJW's customer accounts are introduced on a fully disclosed basis to, and carried by, the clearing broker. The Company maintains a "Special Account for the Exclusive Benefit of Customers" and claims exemption from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provisions (k)(2)(i) and (k)(2)(ii) of such rule.

2. **Significant Accounting Policies**

    Basis of Presentation and Use of Estimates
    The financial statements include the accounts of M.J. Whitman LLC. All significant intercompany accounts have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    Security Deposits
    The Company maintains a security deposit at NFS. As of December 31, 2017, the balance was $250,000.

    Revenue Recognition
    Securities transactions and related revenues and expenses are recorded on a trade date basis. Revenue consists primarily of commissions, which are trades facilitated on an introductory basis, and gross credits, which are principal trades.

    The Company receives fees for sales and servicing related to shares of mutual funds, including shares of mutual funds which are affiliates of the Company. These fees, which are based on a percentage of the net assets of the mutual funds, are included as trailer income on the accompanying consolidated statement of operations. For 2017, the entire amount of this income was related to mutual funds advised by TAM and was paid to the Company by TAM.

    Income Taxes
    The Company is not subject to federal or New York State income taxes. The Parent, as the sole member of the Company, is responsible for reporting the Company's income and expenses on its partnership tax returns.

The Company is subject to New York City unincorporated business taxes, with its results being included on the New York City unincorporated business tax return filed by its Parent. The Parent allocates this tax to the Company as if the Company were a separate taxpayer. The Company and its Parent file tax returns in other jurisdictions, some of which impose tax on limited liability companies.

Accounting principles generally accepted in the United States of America set forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. The Parent, and the Company, did not have any unrecognized tax benefits in the accompanying financial statements. The Parent and the Company may be subject to examination by federal, state, local or foreign taxing authorities. As of December 31, 2017, the tax returns that remain subject to examination under the appropriate statute of limitations are generally the returns filed for the years from 2014 forward, although in certain jurisdictions in which the Parent or the Company file tax returns, 2013 returns may still be open to examination.

3.	**Regulatory Requirements**

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The rule prohibits a broker-dealer from engaging in securities transactions when its net capital falls below a specified minimum amount. The Company has elected to use the aggregate indebtedness method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to $100,000. The Company is also prohibited from having aggregate indebtedness that exceeds fifteen times its net capital. At December 31, 2017, the Company had net capital of $549,974, which exceeded the required net capital of $100,000 by $449,974 and aggregate indebtedness of $59,064

The Company claims exemption under provisions of SEC Rule 15c3-3 in that the Company maintains a "Special Account for the Exclusive Benefit of Customers" pursuant to paragraph (k)(2)(i) of that rule, and the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of that rule, as all customer transactions are cleared through NFS on a fully disclosed basis.

4.	**Receivable from Clearing Broker**

The Company is an introducing broker that clears its customer security transactions through NFS on a fully disclosed basis. The Company pays NFS fixed ticket charges for clearing its transactions and other expenses such as floor brokerage and custody fees. At December 31, 2017, $1,949 is receivable from the clearing broker consisting primarily of credit balances in the Company's principal accounts along with commissions due on transactions, net of expenses the Company owes to NFS.

5.	**Commitments and Contingencies**

The Company has various contractual commitments arising in the ordinary course of business. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company.

In the ordinary course of its business activities, the Company is subject to claims, legal proceedings and other contingencies. Any such potential matters are subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and can be reasonably

estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the financial condition of the Company.

The Company was party to a securities class action lawsuit in U.S. District Court in the Southern District of New York relating to claims in respect of the Third Avenue Focused Credit Fund ("FCF") and the Company's role as distributor of FCF. Pursuant to a final settlement agreement reached in August 2017, all claims have been dismissed. The Company did not fund any portion of the expense relating to the lawsuit and its settlement.

The Parent is obligated under noncancelable lease agreements through August 2022. The Parent's annual rental commitment approximates $2,600,000, of which, there was no expense allocated to the Company in 2017.

6.   Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company, on behalf of clients, enters into various debt and equity transactions in the securities markets. The execution of these transactions may result in off-balance sheet risk or concentration of credit risk. The Company records securities transactions on a trade date basis, and therefore, is exposed to credit risk in the event that counter parties are unable to fulfill contractual agreements.

Pursuant to its current clearing agreement with NFS, the Company is liable for amounts uncollected from customers introduced by the Company. As NFS's right to charge the Company has no maximum amount, and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right and is currently not aware of any probable losses under such arrangements.

7.   Related Party Transactions

As described in Note 2, the Company earns fees for sales and servicing related to shares of mutual funds advised by TAM.

The Company shares personnel, office space and facilities with related companies and, accordingly, certain expenses have been allocated among the entities based upon factors such as estimates of employees' time spent supporting the various entities. The Company reimburses affiliates for its share of allocated expenses which were initially paid by those affiliates.

At year end, amounts related to expense reimbursements are included within receivable from or payable to affiliates on the consolidated statement of financial condition. Subsequent to monthly reconciliations and closings, balances due to and due from affiliates are reimbursed.

8.   Subsequent Event

On January 19, 2018, 100% of equity interest in the Company was sold to Quaestus Holdings, LLC ("Quaestus") pursuant to a Purchase and Sale Agreement between Quaestus and the Parent. The Company intends to continue substantially the same business operations under the ownership of Quaestus